

June 2, 2009

Mr. Andrew Caminschi
Chief Financial Officer
KAL Energy, Inc. (PT KUBAR RESOURCES)
World Trade Center, 14th Floor
JI. Jenderal Sudirman Kav. 29-31
Jakarta 12920, Indonesia

> **Re: KAL Energy, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended May 31, 2008**
> **Filed May 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2009**
> **Filed April 20, 2009**
> **Response Letter Dated May 7, 2009**
> **File No. 333-97201**

Dear Mr. Caminschi:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended May 31, 2008

Financial Statements, page 27

Report of Independent Registered Public Accounting Firm, page 28

1.   In your response to prior comment 3 you state that your predecessor auditor opined on the financial statements for the cumulative period from your inception (February 21, 2001) through May 31, 2006, and that you plan to include their reissued report in an amendment to the Form 10-KSB. Please note the financial statements for the entire cumulative period, from inception through May 31, 2008, must be audited if the cumulative data is not to be labeled as unaudited. Please ensure that you arrange for incremental auditing by your current

independent accountants and obtain a revised report from that firm as well. We reissue prior comment 3.

Consolidated Statements of Cash Flows, page 31

2.   We note in response to prior comment 4 you repositioned the line item, "Advances on note receivable" from financing activities to investing activities on your statements of cash flows. It appears that you should treat this change as a correction of an error. Please include the disclosures described in paragraph 26 of SFAS 154, and label the columns or line items within the financial statements that have changed as restated. Finally, please advise your auditors of the guidance in AU§§ 530.05 and 420.12, pertaining to the audit report date and explanatory language that may be necessary in the audit report.

Note 7 – Intangible Assets, page 37

3.   In your response to prior comment 6 you state that an independent appraiser assisted you in determining the life of the intangible assets, although based on revenue projections that you prepared. You submitted no details about the basis for your projections, or indicating how the terms of the agreements are consistent with the amortization period assigned. As previously requested, we would like you to explain in further detail how the terms of the exploration licenses held by PT GPK and PT BBM were considered at arriving at this estimate. We understand that you have only held these licenses since September 2006 and have only been successful in renewing them once. Further, we understand that your licenses expired in September 2008, and that you have not obtained renewal apart from the automatic extension period. We reissue prior comment 6.

Form 10-Q for the Interim Period Ended February 28, 2009

Controls and Procedures, page 19

Changes in Internal Control over Financial Reporting, page 20

4.   We note your disclosure in which you state that there have been no *material* changes in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-K requires that you disclose *any* change in your internal control over financial reporting that occurred during the fiscal quarter being evaluated that has materially affected, or is reasonably likely to material affect, your internal control over financial reporting.

Engineering Comments

5.   We note your response to prior comment 11, explaining that it is customary in Indonesia to disclose resource estimates, also indicating that you have disclosed information about your exploration activity in other formats while seeking strategic partnership and investment. Unless you are able to submit documentation showing that resource disclosure is required by Indonesian law, the exception for that reason would not apply, and if you did not otherwise qualify, you would need to amend your filing to remove all resource disclosure. However, we would like to further understand the other reasons you provide in support of your disclosure. Please contact us by telephone to arrange a discussion.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

                                                        Sincerely,

                                                         H. Roger Schwall
                                                        Assistant Director

via facsimile

Ted Grannatt, Partner
McCarter & English LLP
(617) 607-6026